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FORM 4                                    UNITED STATES SECURITIES AND EXCHANGE COMMISSION                        OMB APPROVAL
[ ] Check this box if no longer                                                                              OMB-Number: 3235-0287
    subject to Section 16.  Form 4          STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP                 Expires: September 30, 1998
    or Form 5 obligations may                                                                              Estimated average burden
    continue.  See instruction 1(b).                                                                    hours perhresponse.......0.5
                                                                                                           Washington, D.C.  20549

                                     Filed pursuant to Section 16(a) of the Securities Exchange
                                          Act of 1934, Section 17(a) of the Public Utility
                                         Holding Company Act of 1935 or Section 30(f) of the
                                                   Investment Company Act of 1940


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(Print or Type Responses)

1.  Name and Address of Reporting      2.  Issuer Name and Ticker or      6.  Relationship of Reporting Person(s)
    Person                                 Trading Symbol                     to Issuer
                                                                                            (Check all applicable)
    Mendelsohn    Lawrence                 Wilshire Financial Services      X   Director                  X    10% Owner
    (Last)     (First)    (Middle)         Group Inc. (WFSG)              -----                         ------
                                                                            X   Officer (give                  Other (specify below)
                                                                          -----          title below)   ------
    c/o Wilshire Financial Services                                                      President
    Group Inc.
    1776 S.W. Madison Street            3.  IRS or Social Security     4. Statement for
                                            Number of Reporting           Month/Year
                                            Person (Voluntary)
         (Street)                                                         August 1998

    Portland       OR       97205       5. If Amendment,               7. Individual or Joint/Group Filing (Check Applicable Line)
    (City)       (State)    (Zip)          Date of Original               ___ Form filed by One Reporting Person
                                           (Month/Year)                   ___ Form filed by More than One Reporting Person

                              Table I -- Non-Derivative Securities Acquired, Disposed of, or Beneficially owned

1. Title of Security    2. Trans-    3. Trans-      4. Securities Acquired (A)     5. Amount of        6.  Owner     7.  Nature
   (Instr. 3)              action       action         or Disposed of (D)             Securities           ship          of In
                           Date         Code           (Instr. 3, 4 and 5)            Beneficially         Form:         direct
                                        (Instr. 8)                                    Owned at             Direct (D)    Bene
                           Month/                                                     End of               or            ficial
                           Day/                                                       Month                Indirect      Owner
                           Year)       Code     V      Amount   (A) or   Price                              (I)           ship
                                                       Amount   (D)                   (Instr. 3 and 4)     (Instr. 4)    (Instr. 4)

    Common Stock                                                                       1,509,830               D
    Common Stock                                                                         125,000               I         By Pshp (1)
    Common Stock                                                                          35,000               I         By Corp (1)




Reminder:  Report on a separate line for each class of securities beneficially owned directly or indirectly.                  (Over)
* If the form is filed by more than one reporting person, see Instruction 4(b)(v).                                   SEC 1474 (7-96)

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 FORM 4 (continued)  Table  II  --  Derivative Securities Acquired, Disposed of, or Beneficially Owned
                     (e.g., puts, calls, warrants, options, convertible securities)



1. Title of   2. Conver-  3. Trans-  4. Trans- 5. Number of    6. Date Exer-  7. Title and  8. Price 9. Number 10. Owner- 11. Na-
   Derivative    sion or     action     action    Derivative      cisable and    Amount of     of       of         ship       ture
   Security      Exercise    Date       Code      Securities      Expiration     Amountying    Deri     Deri-      Form       of In-
   (Instr. 3)    Price of   (Month      (Instr.   Acquired (A)    Date (Month/   Securities    va-      vative     of De-     direct
                 Deriv-      Day/       8)        or Disposed     Day/Year)      (Instr. 3     tive     Secu-      riva-      Bene-
                 ative       Year)                of (D) (Instr.                  and 4)       Secu-    rities     tive       ficial
                 Security                         3,4, and 5)                                  rity     Bene-      Secu-      Own-
                                                                                               (Instr.  ficially   rity       ership
                                                                                               5)       Owned      Direct    (Instr.
                                                                 Date   Ex-            Amount           at End     (D) or     4)
                                     Code   V      (A)    (D)    Exer-  pira-   Title  or Num-          of         Indi-
                                                                 ci-    tion           ber of           Month      rect
                                                                 able   Date           Shares          (Instr.     (I)
                                                                                                        4)         (Instr.
                                                                                                                    4)

                                                                                Common
Options          $11.43                                        1/2/97  12/24/01  Stock   19,047         19,047       D

                                                                                Common
Options          $11.43                                        1/2/97  12/24/01  Stock  345,953        345,953       D





Explanation of Responses:

(1) Mr. Mendelsohn disclaims beneficial ownership except to the extent of his pecuniary interest.

** Intentional misstatements or omissions of facts constitute                       /s/ Lawrence Mendelsohn             9/10/98
   Federal Criminal Violations.                                                 **Signature of Reporting Person           Date
      See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).                                      Lawrence Mendelsohn

Note: File three copies of this Form, one of which must be manually signed.
      If space provided is insufficient, see Instruction 6 for procedure.

Potential persons who are to respond to the collection of information contained in this form are not                          Page 2
required to respond unless the form disiplays a currently valid OMB Number.                                          SEC 1474 (7-96)


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